                                                                       EXHIBIT 2

                             ELECTION OF DIRECTORS

     The Board of Directors consists of seven Directors. The Board recommneds the election of the seven nominees for Director listed below, all of whom are the current Directors of the Company. The Directors to be elected are to hold office until the next Annual Meeting of Shareholders and until their respective successors are elected and shall have qualified. If for any reason any of said nominees shall become unavailable for election, proxies will be voted for a substitute nominee designated by the Board, but the Board has no reason to believe that this will occur.

     Directors of the Company are elected by a plurality of the votes cast at a meeting of shareholders. Certain officers and Directors of the Company who hold in the aggregate more than a majority of the outstanding shares of Common Stock have advised the Company that they intend to vote their shares for the nominees below, thereby assuring their election. See "Principal Shareholders."

INFORMATION CONCERNING NOMINEES

     The name and age of each nominee, his five-year business experience and the year he became a Director of the Company, according to information furnished by each, is as follows:

                              FIRST              PRINCIPAL OCCUPATION
                             BECAME A                 DURING PAST
         NAME           AGE  DIRECTOR                 FIVE YEARS
         ----           ---  --------  --------------------------------------
Lowell Harwood          66    1968     Chairman of the Board of Directors and
                                       Chief Executive Officer of the Company

Sanford Harwood         71    1968     Assistant Chairman and Secretary of the
                                       Company since March 1, 1994, President
                                       and Chief Operating Officer of the
                                       Company from incorproation until March
                                       1, 1994

Brett Harwoof           47    1988     President of the Company and Chief
                                       Operating Officer since March 1, 1994;
                                       Executive Vice President and Secretary
                                       of the Company from April 1989 to March
                                       1994

Stephen A. Bansak, Jr.  56    1995     Independent financial advisor/consultant
                                       for more than five years; previously
                                       held senior management positions at
                                       Kidder, Peabody & Co., Inc., including
                                       member of the Board of Directors and
                                       Executive Committee, Co-Director of the
                                       Corporate Finance Department, and Vice
                                       President of Kidder, Peabody
                                       International; former Chairman of the
                                       Securities Industry Association's
                                       Corporate Finance and Rule 415
                                       Committees

Leslie Harwood Ehrlich  37    1995    Managing Director since 1993 of Newmark &
                                      Company Real Estate Inc. and former Vice
                                      President of G.W. Michaels, Inc., with
                                      which she was associated from 1984 to
                                      1993, both companies engaged in leasing
                                      and management of commercial real estate;
                                      a partner of Harber, Inc., engaged in
                                      real estate investment and management;
                                      Co-Chairman of the Economic Development
                                      Committee of the Real Estate Board of New
                                      York, Inc.; and former Chairman of the
                                      Board of Directors of the Young
                                      Men's/Women's Real Estate Association of
                                      New York, Inc.

Daniel R. Schein        55    1973    Independent Consultant

Leo Silverstein         65   1993(1)  Partner of the law firm of Brock,
                                      Fensterstock, Silverstein, McAuliffe &
                                      Wade, LLC, general counsel to the
                                      Company, since August 1, 1995 and of
                                      Carter, Ledyard & Milburn for more than
                                      ten years prior thereto.

-------------------------
(1)  He had been a Director from January 1973 to February 27, 1975.

     Lowell Harwood was a Director of Keystone Camera Products Corporation ("Keystone"), a camera manufacturer, from January 1989 through April 1991. Keystone filed a petition under Chapter 11 of the United States Bankruptcy Code in January 1991 and the business and property of Keystone was placed under the jurisdiction of a receiver under Chapter 7 of the Code in April 1991.


MEETING AND COMMITTEES

     During the fiscal year ended December 31, 1995 ("Fiscal 1995"), the Board of Directors held four meetings, including those in which matters were adopted by unanimous written consent. All of the meetings were attended by all Directors except one in which one Director was absent. The Board has an Audit Committee and a Stock Option and Compensation Committee. The Board of Directors has no standing nominating committee.

     The Audit Committee consists of Messrs. Schein, Bansak and Silverstein.
It held two meetings during Fiscal 1995, at which meetings all members were present. The duties and responsibilities of the Audit Committee include, among other things, review of the Company's financial statements, consideration of the nature and scope of the work to be performed by the Company's independent auditors, discussion of the results of such work, the receipt from such auditors of their letters to management which evaluate (as part of their annual audit of the Company's financial statements) the internal accounting control systems of the Company, and meeting with representatives of management to discuss particular areas of the Company's operations.

     The Stock Option and Compensation Committee, which held one meeting during Fiscal 1995, is comprised of Messrs. Bansak, Schein, Silverstein and Ms. Ehrlich. Its duties include administration of both the Key Employee Incentive Stock Option Plan, as to which no further options may be granted, and the 1992 Stock Option Plan and a review of the Company's executive compensation policy.


DIRECTORS' COMPENSATION

     Directors who are also employees of the Company are excluded from receiving additional compensation for their service on the Board of Directors and its committees. Non-employee Directors receive a retainer of $20,000 per annum. In addition, Board members are reimbursed for all expenses incurred for the purpose of attending a meeting, including airfare, mileage, parking, transportation and lodgings. The Company currently maintains directors' and officers' liability insurance policies with a primary limit of five million dollars and an excess limit of ten million dollars.

     The Company's 1992 Stock Option Plan (the "Plan") which relates to 425,000 shares of Common Stock permits the grant of five-year options to non-employee Directors. Mr. Schein holds options to purchase 5,000 shares, granted in August 1992 under the Plan. The options are exercisable at $3.5625, the market price on the date of grant.


                             EXECUTIVE COMPENSATION

COMPENSATION COMMITTEE INTERLOCKS
AND INSIDER PARTICIPATION

     The Company did not have a Compensation Committee until April 1993, at which time the Stock Option Committee's duties were expanded to review executive compensation policies. The current members of the Stock Option and Compensation Committee are Messrs. Daniel Schein, Stephen A. Bansak, Jr. and Leo Silverstein, and Mrs. Leslie Harwood Ehrlich, four non-employee Directors. Mr. Bansak replaced Mr. Lowell Harwood in June 1995 as a member.

     Mr. Silverstein is a partner in the law firm of Brock, Fensterstock, Silverstein, McAuliffe & Wade, LLC. The Company has used the services as general counsel of this firm since August 1, 1995 and used until that date the services of Carter, Ledyard & Milburn in which he had been a partner. Fees for legal services performed for the Company during Fiscal 1995 accounted for less than 5% of the revenues of each firm during such period.


REPORT OF THE COMPENSATION COMMITTEE
ON EXECUTIVE COMPENSATION

     Since the Company's organization and until April 13, 1993 the cash compensation of each of its Chairman of the Board (the Chief Executive Officer) and President (the Chief Operating Officer) had been determined by the Board of Directors, with the cash compensation of the other executive officers determined by the Chairman. Grants of stock options have been determined either by the full Board or the Stock Option Committee. Three of the seven current Directors are officers of the Company--the Chairman, Assistant Chairman and President of the Company. On April 13, 1993, the Board expanded the duties of the Stock Option Committee to provide it with authority to review and make recommendations to the Board as to the compensation in cash or other forms of the Company's executive officers, including those whose compensation had been previously determined by the Chief Executive Officer.

     The executive compensation policy with respect to the Chief Executive Officer, President and Chief Operating Officer and Assistant Chairman, who is also the President of the Company's operating subsidiaries, has been to provide for a base salary which in most instances is not greater, and likely lower, than base salaries paid by other companies of comparable size and capitalization in or out of the parking industry to officers with the same positions and responsibilities and provide for cash bonuses based on the attainment of favorable operating results by the Company. To the knowledge of the Company, there is only one other company engaged solely or principally in parking operations which is publicly-held (only since October 1995).

     Commencing with the fiscal year ended February 28, 1982, the Board adopted a cash bonus program for Mr. Lowell Harwood as the Chairman of the Board and Mr. Sanford Harwood as then President, establishing $300,000 of pre-tax and pre-bonus income as the threshold, with the bonus for Mr. Sanford Harwood to equal 7 1/2 of the excess but not to exceed his base salary and the bonus for Mr. Lowell Harwood to equal 7 1/2 of the first $1,400,000 of the excess and 5% of the balance, if any. On March 1, 1994 Mr. Brett Harwood, who had been Executive Vice President and Secretary for approximately five years, was appointed President and Mr. Sanford Harwood, who had been President, was appointed Assistant Chairman of the Board. Sanford Harwood continued as President of the Company's operating subsidiaries. See "Executive Compensation--Summary Compensation Table."

     The compensation policy with respect to the Company's other executive officers adopted by the Committee, consistent with the prior policy, is to provide a base salary which the Chairman believes is competitive with those paid by other companies in the parking industry to individuals with similar responsibilities and to provide as further inducements a cash bonus equal to percentages, which vary among such officers, of the Company's operating profits determined quarterly on a cumulative basis for the fiscal year.

     In reviewing the Company's compensation program, the Committee considered a report by the Company's independent auditors, Deloitte & Touche, LLP, as to the compensation of executive officers of other publicly-held corporations of similar size principally engaged in the furnishing of services similar to those provided by the Company.

     The Committee was of the view that the salaries of its executive officers, including those of the Chief Executive and Chief Operations Officers and President whose salaries reflect $25,000 increases authorized in 1994, compare favorably for the Company with executive compensation and benefits paid to executives of other operations of similar scope and size both within and without the parking industry, particularly in view of the substantial improvements achieved during 1995. The improvements include the material increase in net income, the successful extension of the maturity of the Company's principal credit facility on more favorable terms and success in renegotiating certain leases resulting in lower rentals.

     The Committee believes that the Company's stock option program, as it has in the past, should be used as a means to conserve cash in rewarding executives and key employees for good or exceptional performance, the performance of increased responsibilities, improved performance independent of operating results, loyalty and seniority.

                                The Compensation Committee
                                           Daniel R. Schein, Chairman
                                           Stephen A. Bansak, Jr.
                                           Leslie Harwood Ehrlich
                                           Leo Silverstein

SUMMARY COMPENSATION TABLE

     The following table sets forth for the fiscal year ended December 31, 1995, the ten-month period ended December 31, 1994 and the fiscal year ended February 28, 1994, the compensation for services rendered in all capacities to the Company and subsidiaries by the Chief Executive Officer and the next four most highly compensated executive officers of the Company:


                                                                                      LONG-TERM
                                                                                    COMPENSATION
                               ANNUAL COMPENSATION                                     AWARDS
---------------------------------------------------------------------------------- --------------
                                                               SALARY (1)   BONUS   STOCK OPTIONS
    NAME AND PRINCIPAL POSITION               PERIOD              ($)        ($)    (# OF SHARES)
-----------------------------------  ------------------------ ------------ ------- --------------
Lowell Harwood                       Year Ended 12/31/95         183,420   139,556        __
   Chairman of the Board             10 months ended 12/31/94    151,913    36,722        __
   and Chief Executive Officer       Year ended 2/28/94          161,356        __        __

Sanford Harwood                      Year ended 12/31/95         137,312   137,312        __
   Assistant Chairman, Secretary     10 months ended 12/31/94    113,687    36,722        __
   and Director (2)                  Year ended 2/28/94          136,500        __        __

Brett Harwood                        Year ended 12/31/95         174,912     4,580    50,000
President, Chief Operating           10 months ended 12/31/94    144,681     6,700        __
   Officer and Director(3)           Year ended 2/28/94          153,504    10,967        __

Dan Jeremitsky                       Year ended 12/31/95         132,004     4,053    10,000
   Vice President - Design and       10 months ended 12/31/94    104,068    16,943        __
   Consulting                        Year ended 2/28/94          115,440     8,311        __

John Hogan                           Year ended 12/31/95         112,245    14,285    10,000
   Vice President - Institutional    10 months ended 12/31/94     89,884    12,232        __
   and Management                    Year ended 2/28/94           94,640    16,589        __

-----------------------

(1) Includes car allowances, which represent for each of the officers named, less than 1.0% of their salary amounts.
(2)  He had been President and Chief Operating Officer until March 1, 1994.
(3)  He had been Executive Vice President and Secretary until March 1, 1994.

     The Company paid Directors' fees to each Director who is not an officer or an employee of the Company at the rate of $20,000 per annum. Mr. Schein holds a stock option granted August 19, 1992 to him under the 1992 Stock Option Plan to purchase 5,000 shares of Common Stock at a price of $3.5625, which was the market price on the date of grant.

     The bonuses paid to Messrs. Lowell Harwood and Sanford Harwood are pursuant to an arrangement originally authorized by the Board of Directors in January 1982 and subsequently amended. The bonuses are contingent upon the achievement by the Company for the fiscal year of consolidated income of more than $300,000, before provision for income taxes and accrual of the bonuses for the year and before giving effect to the additional compensation, with the amount for Mr. Sanford Harwood to be 7 1/2% of the excess, but not to exceed his base salary, and for Mr. Lowell Harwood to be 7 1/2% of the first $1,400,000 of the excess and 5% of the balance of the excess. The bonuses paid to the other executive officers were authorized by the Chairman of the Board pursuant to a bonus program under which he established goals and results to be achieved.


STOCK OPTIONS

     The Company's 1992 Stock Option Plan (the "1992 Plan"), provides authority for the grant of options with respect to 425,000 shares of Common Stock to key employees, non-employee Directors and independent consultants during the ten-year period ended August 18, 2002. As of December 31, 1995, there were options outstanding under the 1992 Plan with respect to 393,400 shares. See "Proposal to Amend the 1992 Stock Option Plan" for proposed increase in the number of shares subject to the Plan.

     The following table shows all grants of options to the executive officers of the Company named in the Summary Compensation Table during the 1995 Year. Pursuant to Commission rules, the table also shows the value of the options granted at the end of the option terms (five years) if the stock price were to appreciate annually by 5% and 10%, respectively. There is no assurance that the stock price will appreciate at the rates shown in the table. The table also indicates that if the stock price does not appreciate, there will be no increase in the potential realizable value of the options granted:

                                                                         POTENTIAL REALIZABLE
                                                                           VALUE AT ASSUMED
                                                                        ANNUAL RATES OF STOCK
                                                                          PRICE APPRECIATION
                         INDIVIDUAL GRANTS                                 FOR OPTION TERM
--------------------------------------------------------------------- ---------------------------
      (a)          (b)            (c)             (d)          (e)        (f)      (g)      (h)
                                 PERCENT OF
                                   TOTAL
                                 GRANTED TO      EXERCISE
                 OPTIONS        EMPLOYEES IN       PRICE    EXPIRATION
     NAME        GRANTED        FISCAL YEAR       ($/SH)       DATE       0%       5%      10%
     ----        -------       --------------- ------------ ----------   ----   -------  --------
Lowell Harwood..       0            N/A             N/A         N/A       $0    $     0  $      0
Brett Harwood...  50,000            59.5%       $6.4625      6/14/2000    $0    $51,738  $150,962
Sanford Harwood.       0            N/A             N/A         N/A       $0    $     0  $      0
Dan Jeremitsky..  10,000            11.9%       $ 5.875      6/14/2000    $0    $16,231  $ 35,867
John Hogan......  10,000            11.9%       $ 5.875      6/14/2000    $0    $16,231  $ 35,867

     No options were exercised by any executive officer or director during the fiscal year ended December 31, 1995 and the ten months ended December 31, 1994. The following table reflects information with respect to options which have been granted to any of the above named officers:


                 NUMBER OF SHARES UNDERLYING    VALUE OF UNEXERCISED
                     UNEXERCISED OPTIONS        IN-THE-MONEY-OPTIONS
                       AS OF 12/31/95               ON 12/31/95*
                 ---------------------------  -------------------------
     NAME         EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE
     ----        ---------------------------  -------------------------
Lowell Harwood...       50,000/50,000             $ 229,062/229/062
Sanford Harwood..       50,000/______             $ 229,062/_______
Brett Harwood....       39,400/40,600             $ 141,327/99,282
Dan Jeremitsky...        8,000/12,000             $  34,875/40,750
John Hogan.......        8,000/12,000             $  34,875/40,750

-----------------------
* Based on the closing sales price of $8.50 on December 29, 1995, the last date in December on which shares traded on the Nasdaq National Market System (the "NMS").

     See "Certain Transactions" with respect to the issuance in October 1995 of warrants to Messrs. Lowell and Sanford Harwood in consideration for financial accommodations made by them to the Company.

                             CERTAIN TRANSACTIONS

     Messrs. Lowell and Sanford Harwood, officers and Directors of the Company, have diverse real estate interests and/or positions in three other parking operations in the New York metropolitan area, none of which is within 250 feet of a parking operation of the Company. An agreement originally entered into in January 1969 among these officers and the Company, as amended from time to time and extended with the agreement of the individual parties through December 31, 1996, provides that as long as each of these officers, or his spouse, beneficially owns Common Stock of the Company, he will not engage as principal, officer, or employee, or acquire a 5% or greater stock interest in any garage or parking lot operation within a 250-mile radius of a parking operation of the Company, other than operations in which, at the time of the agreement, he held an equity interest or was a principal, officer or employee, except in connection with a real estate transaction subject to the conditions described below.

     The agreement further provides that each will not enter into any real estate transactions at any location or acquire any interest in any property involving parking operations for his own account unless he has used his best efforts to secure, on behalf of the Company, the rights to the parking operations or the opportunity to conduct the parking operations, if any, located or to be located thereon on terms comparable to those available to non-affiliated persons. This prohibition is not limited to the area within a 250-mile radius of a parking operation of the Company. The restriction does not apply to the acquisition of real estate involving parking operations adjacent to or within 250 feet of parking lot operations in which he holds an equity interest or in the operation of which he is an officer, director, or employee at the time of the agreement, nor does it apply if the shareholder first offers the opportunity in writing to the Company and the Company either rejects it or fails to act within 20 days after the proposal is presented to it. The agreement does not prohibit the interested party from voting on the transaction. No offers were made or opportunities presented to the Company pursuant to the agreement during the fiscal year ended December 31, 1995 and the ten-month period ended December 31, 1994. Mr. Brett Harwood, Director, President and Secretary of the Company, has agreed to be bound by the provisions of the agreement as if he had been a party thereto.

     Messrs. Lowell and Sanford Harwood have owned, either solely or along with members of their respective families, including Mr. Brett Harwood, (collectively the "Harwood Families"), since prior to the formation of the Company, all the outstanding shares of three corporations, all of which have been engaged in New York or New Jersey, in the operation of six parking facilities since the formation of those companies (operations at three of the facilities terminated subsequent to December 31, 1995). The Company has rendered bookkeeping services to the three private entities since June 1, 1979 or, if later, the commencement of their parking operation, at a fee equal initially to 1 1/2% which increased to 2% as of March 1, 1992, of the parking revenues of those entities during the period the services were furnished. Messrs. Lowell and Sanford Harwood have agreed that such fees shall amount to no less than the Company's related costs (such determination to be reviewed by the Company's independent public accountants) plus $5,000, annually. For the fiscal year ended December 31, 1995 and the ten months ended December 31, 1994, the fees were $32,640 and $28,640, respectively, which Messrs. Lowell and Sanford Harwood have represented to be for each of the periods at least $5,000 in excess of the cost of the Company in furnishing such services and to be at least as favorable to the Company as available from non-affiliated companies.

     The Company has managed a garage in Boston and two lots in Philadelphia for affiliates of the Harwood Families. The management of each of these facilities by the Company commenced with the operation of the facility by the affiliate. The garage and lots were acquired by the affiliates as part of real estate transactions which involved non-parking properties. The management fees for the 1995 Year and the ten months ended December 31, 1994 were, respectively, $58,891 and $39,255. The management arrangements are as favorable to the Company as those provided in the Company's comparable management agreements with non-affiliated owners or lessees.

     Messrs. Lowell and Sanford Harwood extended to the Company pursuant to a June 1995 agreement demand loans aggregating $500,000, bearing interest at a rate equivalent to the rate payable by the Company to its bank lender under its Credit Facility and to be collateralized by a pledge of assets to be selected by mutual agreement. In October 1995, Messrs. Harwood agreed to amend their loan agreement to satisfy a condition imposed by the bank lender for the bank to agree to Amendment No. 10 to its credit agreement with the Company providing, among other things, for an extension of the maturities of principal payments and deferral and possible excuse of portions of the interest on the Credit Facility loans. The amendment to the Harwoods' loan agreement provides for payments of principal of, and interest on, the $500,000 loans to be subordinated and deferred to designated loan repayments made to the bank lender under the amended Credit Agreement and for a surrender of their rights to receive collateral. In consideration for their agreements to make the demand loans and to amend the loan agreement, the Company issued, on October 30, 1995 to each of Lowell Harwood and Sanford Harwood five-year Common Stock Purchase Warrants to purchase 75,000 shares of the Company's Common Stock at a price of $6.40 per share, the average of the closing sales prices of the Common Stock on Nasdaq for June 28, 1995, the date of the original loan agreement and the two immediately preceding days in which trades were effected in the stock.

     Pursuant to an agreement with the Company, Mr. Lowell Harwood, in March 1995, transferred to the Company 39,196 shares of Common Stock valued at $4.50 per share, the market price on March 16, 1995, the date of the agreement, in satisfaction of the principal installments and interest in the aggregate amount of $176,381.57 of a promissory note issued by him to the Company in September 1988. The note was issued by him in connection with his exercise of a Warrant, originally issued in September 1986, to purchase 25,000 shares of Common Stock at a price of $9.50 per share.

     The Company has borne certain Company-related travel expenses incurred by Messrs. Schein and Bansak during the 1995 Year in the aggregate amount of approximately $6,900.


                  PROPOSAL TO AMEND THE 1992 STOCK OPTION PLAN

     In June 1995 the Board of Directors of the Company adopted, subject to shareholder approval, an amendment to the Company's 1992 Stock Option Plan (the "Plan") increasing by 100,000 shares the number of shares of the Company's Common Stock subject to the Plan. The Plan originally related to 425,000 shares. A previous stock option plan originally adopted in 1981 expired in 1991, pursuant to which options with respect to 100,470 had been granted, of which options to purchase 78,870 shares were exercised and options to purchase 21,600 shares expired.

     The Plan authorizes the grant of options to key employees, non-employee Directors and independent consultants or advisors to the Company. As of May 31, 1996, there were outstanding options to purchase 386,600 shares granted under the Plan and options with respect to 13,400 an additional shares had been exercised. Accordingly, there was available, as of May 31, 1996, for future grants under the Plan options with respect to 25,000 shares.

     The Plan terminates on August 19, 2002. The approval of the holders of a majority of the shares of Common Stock outstanding is required to approve the amendment to the Plan. The

Board of Directors believes that the granting of options is important as a method of assisting the Company to attract and retain key personnel without the cash costs which are associated with other incentive compensation plans. Accordingly, the Board of Directors recommends a vote FOR the proposal.

     The Plan provides that options granted thereunder to employees of the Company may, at the election of the Committee, be either (a) incentive stock option ("ISOs") meeting the requirements set forth in Section 422 of the Internal Revenue Code, or (b) options which do not qualify as ISOs ("nonqualified options"). Non-employee Directors, consultants and advisors will only be eligible to receive nonqualified options.

     The Plan provides that the per share exercise price of an ISO shall not be less than 100% of the fair market value of a share of Common Stock on the date the option is granted (or 110%, if at the time of grant the optionee owns, directly or indirectly, more than 10% of the outstanding Common Stock). The per share exercise price of a nonqualified option shall not be less than 75% of the fair market value of a share of Common Stock on the date the option is granted. Fair market value on a particular date (the valuation date) means the closing sale price of a share of Common Stock on the NMS on that date or, if there are no NMS sales on the valuation date or the preceding trading day, or, if there are no NMS sales on the three preceding trading days, fair market value will be the mean between the high bid and low ask prices on the valuation date.

     Under the Plan, no option agreement may provide for a term in excess of ten years from the date of grant (five years, in the case of an option granted to a person who at the time of grant owns, directly or indirectly, more than 10% of the outstanding Common Stock). In addition, all ISOs granted by the Company to any one person may not become exercisable in any calendar year for shares having an aggregate fair market value (determined as of the dates such ISOs were granted) exceeding $100,000.

     The Plan also permits the grant by the Committee of stock appreciation rights ("SARs") in tandem with ISOs granted under the Plan or any time with respect to nonqualified options. An SAR is the right of an optionee, without making any payment to the Company (except applicable withholding taxes), to receive cash or shares of Common Stock having a value equal to the amount by which the fair market value per share on the date on which an SAR is exercised exceeds the option price per share as provided in the related underlying option. The number of shares of Common Stock subject to an SAR shall be determined by the Committee but shall not exceed the number of shares subject to the related option. An SAR shall be forfeited to the extent that the related option is exercised, and vice versa. The Committee may impose conditions upon the exercise of an SAR, including a condition that the SAR then granted or previously granted may only be exercised in accordance with rules and regulations adopted by the Committee from time to time.

     The following table sets forth pertinent information as of December 31, 1995 with respect to options granted or exercised under the Plan since inception of Plan in August 1992 by those persons set forth in the "Election of Directors -- Summary Compensation Table," all executive officers as a group, all current Directors who are not executive officers and the employees of the
Company:





                                                                                                                ALL
                                                                                                             EXECUTIVE
                                LOWELL          SANFORD           BRETT            DAN          JOHN      OFFICERS AS A
                                HARWOOD         HARWOOD          HARWOOD       JEREMITSKY       HOGAN          GROUP
                               --------         -------          -------       ----------       -------   -------------
Option Granted..............    100,000          50,000           80,000         20,000          20,000       292,000
Average exercise price......   $  3.919         $ 3.919          $ 5.509        $ 4.719         $ 4.443      $  4.443
Options exercised...........        __               __               __             __              __         5,200
Average exercise price......        __               __               __             __              __      $  3.346

                                                                ALL CURRENT
                                                                 DIRECTORS
                                                                    NOT
                                        OTHER                    EXECUTIVE
                                      EMPLOYEES                  OFFICERS
                                      ---------                -------------
Option Granted...........              103,000                     5,000
Average exercise price...             $  3.866                   $ 3.563
Options exercised........                8,200                        __
Average exercise price...             $  3.563




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